Exhibit 99.1

Freightos Reports Fourth Quarter and Full Year 2025 Results

●      Fourth Quarter Revenue Up 12% year-over-year, Full Year Revenue Up 24%

●      Year-End Cash of $28M; On track to Breakeven by Year-End 2026

February 23, 2026 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter and year ended December 31, 2025.

“We delivered fourth quarter results in line with guidance. For full year 2025, revenue grew 24%, and although foreign exchange headwinds pressured Adjusted EBITDA from the second quarter onward, our burn rate was unaffected and we ended the year with a cash position that fully funds our plans and enables us to reach breakeven by the end of 2026 as anticipated. Despite the ongoing instability of the global trade ecosystem, we’ve now met or exceeded guidance every quarter in our three years as a public company,” said Pablo Pinillos, CFO and Interim CEO of Freightos.

“2026 is a transition year in which we are deliberately sequencing our growth,” he continued. “We're focusing resources on our solution adoption - when our software is embedded in customers' daily workflows, platform bookings follow naturally and our network effects compound. Strengthening that solution base positions us for higher growth in 2027 and beyond. Our mission to digitalize global freight is unchanged, and we enter this phase well capitalized and focused on execution.”

Fourth Quarter 2025 Financial Highlights

●	Revenue of $7.4 million for the fourth quarter of 2025, an increase of 12% compared to $6.6 million in the fourth quarter of 2024.

●	IFRS Gross Margin of 64.1%, compared to 67.6% in the fourth quarter of 2024. Non-IFRS Gross Margin of 72.7%, compared to 74.3% in the fourth quarter of 2024.

●	IFRS loss of $3.8 million, compared to a loss of $9.8 million for the fourth quarter of 2024 (which included a one-time, non-cash $3.0 million accounting impairment of goodwill related to an acquisition from 2022).

●	Adjusted EBITDA of negative $2.7 million, compared to negative $3.1 million for the fourth quarter of 2024.

Full Year 2025 Financial Highlights

●	Revenue of $29.5 million for the full year 2025, an increase of 24% compared to $23.8 million in 2024.

●	IFRS Gross Margin of 66.8% in 2025, up from 65.2% in 2024. Non-IFRS Gross Margin of 73.7%, up from 72.4% in 2024.

●	IFRS loss of $17.5 million, compared to a loss of $22.5 million in 2025 (which included a one-time, non-cash $3.0 million impairment of goodwill related to an acquisition from 2022).

●	Adjusted EBITDA of negative $11.2 million, compared to negative $12.6 million for 2024.

●	Cash and cash equivalents and a short term bank deposit balance at the end of December 2025 of $27.9 million.

Recent Business Highlights

●	Transactions Growth: Freightos achieved a record 445k transactions in the fourth quarter of 2025, up 27% year over year. For the full year of 2025, Freightos facilitated approximately 1.6 million transactions, up 26% from 2024. The fourth quarter of 2025 was the 24th consecutive quarter of record Transactions.

●	Carrier Growth: The number of carriers actively selling on the platform in the fourth quarter of 2025 was 77, compared to 67 carriers in the fourth quarter of 2024. Recent additions to the network are in the process of integration and, combined with a healthy pipeline, the company anticipates continued growth in active supply.

●	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the platform grew to 20.7k in the fourth quarter of 2025.

●	Gross Booking Value Growth: The total value of transactions processed on the Freightos platform, or GBV, reached $357M for Q4 2025 and $1.29B for the full year 2025, reflecting year over year growth of 27% and 44%, respectively. WebCargo was the largest contributor to GBV growth, with the carrier portal contributing meaningfully as it continued to scale. As the carrier portal reached material scale in late 2024, year-over-year growth in Q4 reflects a higher comparison base relative to earlier quarters. 7LFreight also delivered strong percentage growth, albeit from a smaller base.

●	Revenue Growth: Fourth quarter revenue of $7.4 million reflected continued strong growth from the WebCargo by Freightos platform and from customs clearance services, partially offset by slower growth in SaaS and data solutions. Total Platform revenue in the fourth quarter was $2.5 million, up 13% from the fourth quarter of 2024, and Solutions revenue was $4.9 million, up 12% year over year. Total Platform revenue in the full year was $9.9 million, up 18% from 2024, and Solutions revenue was $19.6 million, up 27% from 2024.

Financial Outlook

Management Expectations
	Q1 2026	FY 2026
Transactions (k)	446 - 451	1,937 - 1,975
Year over Year Growth	20% - 22%	18% - 20%
GBV ($m)	335 - 341	1,514 - 1,537
Year over Year Growth	21% - 23%	18% - 20%
Revenue ($m)	7.4 - 7.5	31.2 - 32.8
Year over Year Growth	7% - 9%	6% - 12%
Adjusted EBITDA ($m)	(2.9) - (2.8)	(6.9) - (6.2)

This outlook assumes freight price levels and market freight volumes as of February 2026

Further financial details are included as an appendix below.

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, February 23, 2026 at 8:30 a.m. EST. To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_iuCRJ6czR-aLZ1GwSm7kTw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: disruptions and instability caused by Freightos’ CEO transition, changes to its board of directors, and its other leadership changes; disruptions to the international freight industry, including those caused by global economic trends and policy changes, such as increased tariffs and protectionist trade policies being implemented by the United States and other countries and their impact on shipping volume and, hence, number of Transactions, GBV and Platform revenue; Freightos’ ability to continue to successfully integrate the Shipsta business without disruption to its business; the threat of additional military conflicts in the Middle East, and their impact on the international shipping routes that run through the Red Sea and Strait of Hormuz; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; Freightos’ ability to keep pace with rapid technological changes, particularly in artificial intelligence; Freightos’ ability to retain its management and key employees, particularly in light of its CEO transition; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to reduced international trade, inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under “Item 3.D. Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 24, 2025, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with IFRS, including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking, non-IFRS data included under “Financial Outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. These non-IFRS measures are presented to permit investors and others to more fully understand how management assesses our performance for internal planning and forecasting purposes.

Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, operating expense settled by issuance of shares, acquisition-related costs, impairment of goodwill, CEO transition-related expenses and change in fair value of warrants.

●	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.

●	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders or enterprise shippers often negotiating fixed, all-inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world's leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2025	December 31, 2024
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$13,347	$10,118
User funds	2,884	4,494
Trade receivables, net	3,773	3,057
Short-term bank deposit	14,546	27,153
Other receivables and prepaid expenses	1,559	1,281
	36,109	46,103

Non-current Assets:
Property and equipment, net	284	420
Right-of-use assets, net	2,315	1,191
Intangible assets, net	6,792	8,852
Goodwill	14,809	15,040
Deferred taxes	560	536
Other long-term assets	1,827	1,637
	26,587	27,676

Total assets	$62,696	$73,779

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	$627	$615
Trade payables	5,103	2,731
User accounts	2,884	4,494
Warrants liabilities	2,223	2,450
Accrued expenses and other short-term liabilities	5,917	7,023
	16,754	17,313

Long Term Liabilities:
Lease liabilities	1,745	339
Employee benefit liabilities, net	1,275	1,239
	3,020	1,578

Equity:
Share capital	1	*)
Share premium	266,583	261,769
Foreign currency translation reserve	288	(307)
Reserve from remeasurement of defined benefit plans	236	96
Accumulated deficit	(224,186)	(206,670)
Total equity	42,922	54,888

Total liabilities and equity	$62,696	$73,779

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Twelve months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenue	$7,405	$6,587	$29,460	$23,785
Cost of revenue	2,658	2,134	9,777	8,285
Gross profit	4,747	4,453	19,683	15,500
Operating expenses:
Research and development	3,186	2,817	11,942	10,275
Selling and marketing	3,947	3,688	15,203	13,880
General and administrative	3,237	5,985	11,694	14,292
Total operating expenses	10,370	12,490	38,839	38,447
Operating loss	(5,623)	(8,037)	(19,156)	(22,947)
Change in fair value of warrants	1,489	(1,410)	227	(965)
Finance income	441	282	1,827	2,211
Finance expenses	(61)	(23)	(268)	(178)
Financing income, net	380	259	1,559	2,033
Loss before taxes on income	(3,754)	(9,188)	(17,370)	(21,879)
Income taxes, net	23	649	146	612
Loss	(3,777)	(9,837)	(17,516)	(22,491)
Other comprehensive income (net of tax effect):
Remeasurement gain (loss) from defined benefit plans	140	69	140	69
Adjustments arising from translating financial statements of foreign operations	(35)	(396)	595	(307)
Total comprehensive loss	$(3,672)	$(10,164)	$(16,781)	$(22,729)
Basic and diluted loss per Ordinary share	$(0.07)	$(0.20)	$(0.35)	$(0.46)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	51,214,592	49,344,367	50,573,461	48,579,804

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Twelve months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(3,777)	$(9,837)	$(17,516)	$(22,491)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	843	870	3,449	3,083
Impairment of goodwill	-	3,000	-	3,000
Change in fair value of warrants	(1,489)	1,410	(227)	965
Changes in the fair value of contingent consideration	-	-	-	(6)
Share-based compensation	1,953	1,049	4,306	3,625
Operating expense settled by issuance of shares	-	-	-	351
Finance income, net	(380)	(259)	(1,559)	(2,027)
Income taxes, net	23	649	146	612
	950	6,719	6,115	9,603
Changes in asset and liability items:
Decrease (increase) in user funds	188	(74)	1,674	(968)
Increase (decrease) in user accounts	(188)	74	(1,674)	968
Decrease in other receivables and prepaid expenses	412	391	69	37
Decrease (increase) in trade receivables	498	(184)	(521)	(920)
Decrease in other long-term assets	0
Increase (decrease) in trade payables	(249)	(1,375)	2,294	(957)
Increase (decrease) in accrued severance pay, net	(36)	(18)	90	(7)
Increase (decrease) in accrued expenses and other short-term liabilities	(762)	(187)	(1,150)	336
	(137)	(1,373)	782	(1,511)
Cash received (paid) during the period for:
Interest received, net	61	99	1,791	2,642
Taxes paid, net	(48)	(137)	(40)	(343)
	13	(38)	1,751	2,299
Net cash used in operating activities	(2,951)	(4,529)	(8,868)	(12,100)
Cash flows from investing activities:
Purchase of property and equipment	(18)	(16)	(135)	(48)
Proceeds from sale of property and equipment	-	-	26	2
Acquisition of a subsidiary, net of cash acquired (a)	-	-	-	(3,350)
Investment in long-term deposits	(75)	(52)	(378)	(70)
Withdrawal of long-term deposits	-	-	116	24
Withdrawal of (investment in) short-term bank deposit, net	-	-	12,000	(6,000)
Withdrawal of short-term investments, net	-	-	-	11,520
Net cash provided by (used in) investing activities	(93)	(68)	11,629	2,078
Cash flows from financing activities:
Repayment of lease liabilities	(177)	(208)	(704)	(629)
Exercise of options	99	411	682	714
Net cash provided by (used in) financing activities	(78)	203	(22)	85
Exchange differences on balances of cash and cash equivalents	177	(19)	463	(91)
Gains (losses) from translation of cash and cash equivalents of foreign activity	2	(19)	27	(19)
Increase (decrease) in cash and cash equivalents	(2,943)	(4,432)	3,229	(10,047)
Cash and cash equivalents at the beginning of the period	16,290	14,550	10,118	20,165
Cash and cash equivalents at the end of the period	$13,347	$10,118	$13,347	$10,118
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$-	$-	$-	$(1,271)
Property and equipment	-	-	-	51
Right-of-use assets	-	-	-	350
Intangible assets	-	-	-	3,538
Goodwill	(505)	-	(505)	2,546
Shares issued	-	-	-	(885)
Payable for acquisition of subsidiary	505	-	505	(629)
Lease liabilities	-	-	-	(350)
Acquisition of a subsidiary, net of cash acquired	$-	$-	$-	$3,350
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$726	$2	$1,898	$2

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Twelve months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
IFRS gross profit	$4,747	$4,453	$19,683	$15,500
Add:
Share-based compensation	249	65	476	378
Depreciation and amortization	388	373	1,553	1,345
Non-IFRS gross profit	$5,384	$4,891	$21,712	$17,223
IFRS gross margin	64.1%	67.6%	66.8%	65.2%
Non-IFRS gross margin	72.7%	74.3%	73.7%	72.4%

RECONCILIATION OF IFRS LOSS TO ADJUSTED EBITDA

(in thousands , except adjusted EBITDA margin data)

	Three Months Ended		Twelve months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
IFRS loss	$(3,777)	$(9,837)	$(17,516)	$(22,491)
Add:
Change in fair value of warrants	(1,489)	1,410	(227)	965
Financing income, net	(380)	(259)	(1,559)	(2,033)
Income taxes, net	23	649	146	612
Share-based compensation	1,953	1,049	4,306	3,625
Depreciation and amortization	843	870	3,449	3,083
CEO transition-related expenses	158	-	158	-
Impairment of goodwill	-	3,000	-	3,000
Acquisition-related costs	-	-	-	283
Operating expense settled by issuance of shares	-	-	-	351
Adjusted EBITDA	$(2,669)	$(3,118)	$(11,243)	$(12,605)
Loss margin (under IFRS)	-51%	-149%	-59%	-95%
Adjusted EBITDA margin	-36%	-47%	-38%	-53%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Twelve months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
IFRS loss	$(3,777)	$(9,837)	$(17,516)	$(22,491)
Add:
Share-based compensation	1,953	1,049	4,306	3,625
Depreciation and amortization	843	870	3,449	3,083
CEO transition-related expenses	158	-	158	-
Impairment of goodwill	-	3,000	-	3,000
Operating expense settled by issuance of shares	-	-	-	351
Acquisition-related costs	-	-	-	283
Changes in the fair value of contingent consideration	-	-	-	(6)
Change in fair value of warrants	(1,489)	1,410	(227)	965
Non IFRS loss	$(2,312)	$(3,508)	$(9,830)	$(11,190)
Non IFRS basic and diluted loss per Ordinary share	$(0.05)	$(0.07)	$(0.19)	$(0.23)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	51,214,592	49,344,367	50,573,461	48,579,804